Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF
MAY 29, 2014

DATE, TIME AND PLACE:        On April 29, 2014 at 12:00 noon at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of the elected members.

DECISIONS ADOPTED UNANIMOUSLY:

1.      To elect as Officer MATIAS GRANATA, Argentine, married, economist, foreign resident’s ID (RNE) number V343726-6, enrolled in the tax register (CPF) under number 228.724.568-56, domiciled in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3.400, 3rd floor, Itaim Bibi, CEP 04538-132, for the current term of office to expire with the investiture of those elected at the meeting of the Board of Directors immediately subsequent to the Annual General Meeting of 2015.

2.      To record (i) the submission of documents substantiating the meeting of conditions preliminary to eligibility pursuant to Articles 146 and 147 of Law 6.404/76 and current regulations, in particular Resolution 4.122/12 of the National Monetary Council (“CMN”) and Article 3 of Instruction 367/02 of the Brazilian Securities and Exchange Commission - CVM and (ii) that his investiture shall be formalized as soon as his election is approved by the Central Bank of Brazil.

3.      To attribute Matias Granata the responsibilities for Liquidity Risk – CMN Resolution 4.090/12  and for Market Risk Management – CMN Resolution 3.464/07, these responsibilities shall remain with Eduardo Mazzilli de Vassimon until the investiture of Matias Granata.

CONCLUSION: With the work of the meeting concluded, these minutes, having been drafted, read and approved, were signed. São Paulo (SP), May 29, 2014. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairman; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer